LAMBENT SOLUTIONS CORP.

400 ST-MARTIN WEST BLVD., SUITE 350

LAVAL, QC CANADA H7M 3Y8

Tel. (514) 296-3775

Fax. 1-866-867-8020

May 16, 2011

United States

Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-7010

ATTENTION:  Kathleen Krebs

Re: Lambent Solutions Corp.

       Amendment No.1 to

       Registration Statement on Form S-1

       Filed on: May 4, 2011

       File No. 333-172842

Dear Ms. Krebs:

In response to your letter dated May 13, 2011 which included comment regarding our Amendment No.1 to Registration Statement on Form S-1 filed on March 31, 2011, we have prepared the following response:

General

1.SEC Comment: Please file an updated consent with your next amendment.

We filed an updated consent with our Amendment No.2 to Registration Statement on Form S-1.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Joe Laxague at:

Cane Clark LLP

3273 E. Warm Springs Rd.

Las Vegas, NV 89120

Phone: (702) 312-6255

Fax: (702) 944-7100

Thank you.

Sincerely,

/S/ Irina Dondikova

Irina Dondikova, President

1